SUPPL

SEC 1 of 1

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is i... the provincial securities Acts, Bank Act, Cooper... the disclosure requirements of section 127. Wi... be made available to the public. Federally, this information collected on this form, contact the Su... ...personal information requested on this form is collected under the authority of and used for the purpose of administering ...Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies ...rovided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will ...mber IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal ...e the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

02015100

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

129 82/606

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 14 01 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: JAMES FRANCIS

NO. 551 STREET SEVILLE CRESCENT APT

CITY: NORTH VANCOUVER

PROV: B.C. POSTAL CODE

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

PROCESSED FEB 25 2002 THOMSON FINANCIAL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] BRITISH COLUMBIA [ ] FEDERAL: [ ] BANK ACT [ ] CCAA [ ] ICA [ ] TLCA [ ] CBCA [ ] MANITOBA [ ] NEWFOUNDLAND [ ] NOVA SCOTIA [ ] ONTARIO [ ] QUEBEC [ ] SASKATCHEWAN [ ] UNITED STATES [ ] NASDAQ [X] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1301332							1301332	0	
WARRANTS	788334	10 01 02	53	230000				1018334	0	
COMMON	306/2							306/2	I	STANDARD DRILL
COMMON	1267950	09 01 02	10		22000	.10	*	1245950	D	
		10 01 02	15	230000		.10		1475950	D	

02 FEB 12

BOX 6. REMARKS

I own 100% of Standard Drilling. Amended Feb 12/02

*- FILED ELEC. ON SEDI JAN 22/02 - RE-FILING ON PAPER. / 53 - Warrants Exercisable @ .10 for 1 year.

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 30 01 02

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2536 Rev. 98/3/9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

BOX 2. INSIDER DATA 12g 82-1606

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: JAMES FRANCIS

NO. STREET APT: 551 SEVILLE CRESCENT

CITY: NORTH VANCOUVER

PROV.: BC POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1301332							1301332	0	
WARRANTS	788334							788334	0	
COMMON	30612							30612	I	STANDARD DRILLING
COMMON	1522950	04 01 02	10		13000	.11		1509950	0	
		04 01 02	10		25000	.11		1484950	0	
		04 01 02	10		18000	.11		1466950	0	
		04 01 02	10		170000	.10		1296950	0	

BOX 6. REMARKS

I own 100% of Standard Drilling + Engineering · Amended FEB 12/02

Of the 1267950 Common Direct, 420867 are in Escrow.

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 01 02

FIN 2036 Rev. 98/3/9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER ☐ ☐ ☐ ☐

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR) OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: FRANK

NO. STREET APT

CITY

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ NEWFOUNDLAND
☐ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ QUEBEC
☐ CCAA ☐ SASKATCHEWAN
☐ ICA ☐ UNITED STATES
☐ TLCA ☐ NASDAQ
☐ CBCA ☐ SEC
☐ MANITOBA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	1296950	04 01 02	10		29000	.11		1267950	D	
		04 01 02	10	30000		.09		1297950	D	
		08 01 02	10		30000	.10		1267950	D	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE

DATE OF THE REPORT (DAY MONTH YEAR): 14 01 02

Page 1 of 1

INSIDER REPORT

(See instructions on the back of this report)

12g 82-1606

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 02 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: FRANK

NO.: 551 STREET: SEVILLE APT:

CITY: NORTH VANCOUVER

PROV: B.C. POSTAL CODE: V7N 3A9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 6413

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[X] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1301332									1301332	0	
WARRANTS	788334									788334	0	
COMMON	30612									30612	I	STANDARD DRILLING
COMMON	1512950	28	12	01	10	10000		.11		1522950	0	

BOX 6. REMARKS

I own 100% of Standard Drilling + Engineering.

- Amended FEB 12/02 Of the 1522950 Common Direct, 420867 are in Escrow

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 01 02

INSIDER REPORT

(See instructions on the back of this report)

12g 82-1606

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 27 / 2 / 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: FRANCIS G

NO. 551 STREET SEVILLE APT

CITY: NORTH VANCOUVER

PROV: BC. POSTAL CODE: V7N3A9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 6413

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ [illegible]
☒ [illegible]

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 6)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1301332							1301332	D	
WARRANTS	788334							788334	D	
COMMON	871112	24/2/01	10		5000	.10		82112	I	STANDARD DRILL
		24/2/01	10		10000	.12		72112	I	"
		24/2/01	10		20500	.11		51612	I	"
		24/2/01	10		21000	.11		30612	I	"
		24/2/01	10	7000		.10		1512950	D	
COMMON	1505950									

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

I own 100% of Standard Drilling

- Amended FEB 12/02

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02/01/02

Page 1 of 1

INSIDER REPORT

(See instructions on the back of this report)

12g 82-1606

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 8(2) of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 20 12 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: FRANCIS G

NO. STREET APT: 551 SEVILLE

CITY: NORTH VANCOUVER

PROV: BC. POSTAL CODE: V7N3A9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 6413

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ BRITISH COLUMBIA ☐ FEDERAL ☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES ☐ NASDAQ ☒ CDNX(?)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓑ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1301332							1301332	01	
WARRANTS	788334							788334	01	
Common	92112	19 11 2001	10		5000	.10		87112	11	STANDARD DRILL
Common	1505950							1505950	01	

BOX 6. REMARKS

I own 100% of Standard Drilling + Engineering. - Amended FEB 12/02.
Of the 1505950 Common Direct, 420867 are in Escrow.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 27 11 2001

ATTACHMENT: ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FIN 2036 Rev. 98/3/9

Page 1 of 1

INSIDER REPORT

See instructions on the back of this report)

12g 82-1606

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 ☐ 5 ☒ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 12 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: FRANCIS G.

NO. STREET APT: 551 SEVILLE

CITY: NORTH VANCOUVER

PROV: B.C.

POSTAL CODE: V7N 3A9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 6463

BUSINESS FAX NUMBER: 604 - 669 - 6413

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ OCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☒ CDNX (checked)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	1301332							1301332	0	
WARRANTS	705000	12 12 01	53	83334				788334	0	
COMMON	92112							92112	I	STANDARD DRILLING
COMMON	1309283	12 12 01	15	166667		.15		1475950	0	
		14 12 01	10	30000		.10		1505950	0	

BOX 6. REMARKS

I own 100% of Standard Drilling + Engineering. — Amended FEB 12/02
Of the 1505950 Common Direct, 420867 are in Escrow.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FIN 2036 Rev. 98/3/9

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 20 12 01